

Mail Stop 4628

May 27, 2016

Greggory Bigger
Chief Executive Officer
QS Energy, Inc.
735 State Street, Suite 500
Santa Barbara, CA 93101

> **Re:** **QS Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response Dated March 11, 2016**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2016**
> **Filed May 10, 2016**
> **File No. 0-29185**

Dear Mr. Bigger:

We have reviewed your March 15, 2016 response to our comment letter and have the following comments. We have limited our review of your most recent Form 10-K and most recent Form 10-Q to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our letter to you dated March 11, 2016.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

1. As applicable, please also give effect to the following comments in your Form 10-Q for the fiscal quarter ended March 31, 2016.

Form 10-K for Fiscal Year Ended December 31, 2015

2. We note your response to our prior comment 1 and reissue the comment in part. It is unclear from your disclosure which patents that you own are related to your active

business. Please expand your disclosure at page 11 to quantify the number of patents which no longer form an active part of your business, and describe any risks to your business that result from any gaps that exist in full patent protection.

3.   We reissue our prior comment 2 in part. You continue to suggest that your AOT technology has been "proven" to "increase the energy efficiency of oil pipeline pump stations." Based on the information you provided on a supplemental basis and the related disclosures, and for the reasons cited in prior comment 2, please revise your disclosure to remove the claim that the technology has been "proven."

4.   Similarly, please revise to eliminate the suggestion at page 6 that you have "proven" your "ability to build, deliver and operate [your] AOT equipment on a high-volume commercial pipeline" in light of the details you supplied regarding the problems your equipment has encountered and the lack of any substantial commercial usage.   As you state at page 10, you "have not proven the commercial viability of this product."

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources